UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

    OMNI Energy Services Corp.

(Name of Issuer)

    Common Stock, $0.01 par value per share

(Title of Class of Securities)

    68210 T1 09

(CUSIP Number)

Dennis Sciotto

7315 El Fuerte Street

Carlsbad, CA 92009

(760) 809-8265

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

    October 27, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 68210 T1 09
1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dennis Sciotto
2.	Check the Appropriate Box If a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only.
4.	Source of Funds (See Instructions). PF
5.	Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization. United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	Sole Voting Power. 0
	8.	Shared Voting Power. 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power. 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person. 0
12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions). ☐
13.	Percent of Class Represented by Amount in Row (11). 0%
14.	Type of Reporting Person (See Instructions). IN

INTRODUCTORY STATEMENT.

This Amendment No. 2 (this “Final Amendment”) amends and supplements the Schedule 13D/A filed with the Securities and Exchange Commission on June 16, 2010 (the “Statement”) by the Reporting Person, and is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, with respect to the shares of common stock, $0.01 par value per share (“Common Stock”), of OMNI Energy Services Corp., a Louisiana corporation (the “Issuer”). Capitalized terms used in this Final Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Statement.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On October 27, 2010, Issuer filed Certificates of Merger with the Secretary of State of the State of Louisiana and with the Secretary of State of the State of Delaware, pursuant to which Wellspring OMNI Acquisition Corporation (“Acquisition”), a Delaware corporation and wholly-owned subsidiary of Wellspring OMNI Holding Corporation, a Delaware corporation (“Parent”), merged with and into Issuer, with Issuer continuing as the surviving corporation (the “Merger”). As a result of the Merger, Issuer became a subsidiary of Parent. In connection with the Merger, each share of Common Stock outstanding at the effective time of the Merger (other than shares held by Parent or Acquisition or any other subsidiaries, treasury shares, certain shares beneficially held by the Reporting Person, Edward Colson and Brian Recatto (collectively, the “Rollover Participants”) that were exchanged for equity of Parent or a subsidiary of Parent) was canceled and converted into the right to receive $2.75 in cash, without interest. Also, at the effective time of the Merger, each outstanding option to acquire shares of common stock of Issuer, whether vested or unvested, was canceled and converted into the right to receive an amount in cash, without interest and subject to any applicable withholding taxes, equal to the product of (x) the total number of shares of Issuer common stock subject to such option multiplied by (y) the excess, if any, of $2.75 over the exercise price per share of such option. Further, at the effective time of the Merger, each outstanding unvested restricted share of common stock of Issuer was canceled and converted into the right to receive $2.75 per share. As a result of the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock.

ITEM 4.	PURPOSE OF TRANSACTION.

The last paragraph of Item 3 is hereby incorporated by reference in its entirety into this Item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The last paragraph of Item 3 is hereby incorporated by reference in its entirety into this Item 5.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The last paragraph of Item 3 is hereby incorporated by reference in its entirety into this Item 6.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2010

/S/ DENNIS SCIOTTO
Dennis Sciotto